EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Press Release

Moti Elmaliach stepping down as CEO of Bezeq International

Ran Guron will also manage Bezeq International

Elmaliach will continue to assist Bezeq International and give of his experience

Moti Elmaliach, CEO of Bezeq International, has announced that he is stepping down from his position as CEO at the end of the year, having served as CEO for five years in which he posted many achievements, and he will continue to act as the company’s COO. Ran Guron will replace Elmaliach.

During Moti Elmaliach's time as CEO, Bezeq International saw exceptional achievements including customer preferences for its technology and services, while retaining its commercial leadership. Bezeq International under Elmaliach’s direction succeeded in promoting a strategy of innovation whose purpose was the creation of new growth engines, which brought significant added value to customers and generated new revenues for the company. Among the outstanding of these was the development of access to the world of cyber for the private sector in Israel, with a range of new, breakthrough products and services that were launched during his tenure. In the commercial sector, Bezeq International succeeded in creating a significant leap forward in the areas of cloud and managed services, became the spearhead in the data center field in Israel, and posted significant growth in the field of international data.

Moti Elmaliach, CEO of Bezeq International: “After 5 years building a leading strategy, many achievements, innovation and leading the company to record levels, I am ending my service as CEO with a sense of pride and much satisfaction. Thanks to the fantastic work and commitment of the company’s employees and managers, we succeeded in reinventing ourselves to meet the challenges of the market in the business, technology and regulatory worlds in the most effective manner.”

Shlomo Rodav, Chairman of the Bezeq Group: “Moti is completing his term as CEO following outstanding achievements for Bezeq International. Elmaliach led the company to success in this extremely competitive market thanks to a strategic vision, managerial skills and acquaintance over many years with the telecommunications market in Israel. Moti will continue as COO of Bezeq International and will give of his multi-faceted and important experience. Ran, who is becoming CEO of Bezeq International, is being added an important mission in leading the company to further successes in a period of major changes. I am convinced of his abilities and wish him every success in the position.”